Midnight Candle Company
79013 Bayside Court
Indio, California 92203

June 24, 2010

To:	Angie Kim
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Midnight Candle Company (the “Registrant”)
Comment Letter dated June 16, 2010
Form 10-K for the Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 21, 2010
File No.: 000-51842

Dear Ms. Kim:

The following are the Registrant’s responses and revisions to its filing pursuant to your letter dated November 23, 2009:

Form 10-K for the Fiscal Year Ended December 31. 2009

Management's Discussion and Analysis, page 10

1.
We note your statement on page 11 as well as your response to our comment two from your letter dated November 12, 2009 that your professional fees include, among other things, accounting fees related to quarterly reviews and annual audits.  We further note your statement on page 12 that your accounting-related expenses include fees related to auditing by your accountants, bookkeeping, tax preparation and other accounting-specific consulting services. Please elaborate upon and quantify what the accounting fees included as part of your professional fees are comprised of with a view to explaining how they differ from your accounting-related expenses.

The Registrant has revised its disclosures in the Amended Forms 10-K and 10-Q regarding the components of various expenses, for clarification, as follows:

In the course of our operations, we incur operating expenses composed primarily of general and administrative costs and professional fees.  General and administrative expenses are essentially the cost of doing business, and encompass, without limitation, the following: licenses; taxes; general office expenses, such as postage, supplies and printing; utilities; bank charges; website costs; and other miscellaneous expenditures not otherwise classified.  Accounting fees include: auditing by our independent registered public accountants, bookkeeping, tax preparation fees for filing Federal and State income tax returns and other accounting-specific consulting services.  Professional fees include: transfer agent fees for printing stock certificates; consulting costs for marketing and advertising; general business development; and Edgarization fees for the submission of reports and information statements with the U.S. Securities and Exchange Commission.

Additionally, the Forms 10-K and 10-Q have been amended to quantify the components specified above.

Re: Midnight Candle Company
June 24, 2010

2.
We note you entered into a Revolving Line of Credit Promissory Note in August of 2009 for a total of $30,000. Please either file this agreement as a material contract or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

The Registrant filed the Revolving Line of Credit Promissory Note as Exhibit 10 to the Form 10-Q submitted on November 16, 2009.  However, upon review, the Registrant notes that it had inadvertently filed the draft form of the Note, as opposed the actual executed copy.  As a result, the Registrant will resubmit the executed, definitive Revolving Line of Credit Promissory Note as Exhibit 10 to the Amended Form 10-K.

Report of the Independent Registered Public Accounting Firm, page 16

3.
We note that you have changed your Independent Registered Public Accounting Firm since your last Form 10-K. In this regard, we note that Bagell, Josephs, Levine & Company, LLC merged with Friedman, LLP in January 2010, and we believe this merger results in a different audit firm performing your most recent audit. As such, you should have filed an Item 4.01 Form 8-K. The filing was due within four business days of the resignation or dismissal of the Independent Registered Public Accounting Firm. Please see Item 304 of Regulation S-K, which describes the disclosure requirements of Item 4.01 of Form 8-K, and file this Form 8-K as soon as practicable. When you amend your Form 10-K as requested below, please also provide the disclosures in your Form 10-K as required by Part II, Item 9.

The Registrant has filed, concurrent with this response letter, a Form 8-K to disclose the change of audit firms from Bagell, Josephs, Levine & Company, LLC to Friedman, LLP.  Such same disclosure has been added to the Amended Form 10-K for the year ended December 31, 2009.

Please also note that Friedman, LLP informed the Registrant that the Commission requested a change to the audit opinion for Bagell, Josephs, Levine & Company, LLC for the year ended December 31, 2008.  As such, Bagell, Josephs, Levine & Company, LLC has provided an updated audit opinion letter, which is included in the amended 10-K for the year ended December 31, 2009.

Item 9(A)T – Controls and Procedures, page 27

4.
Your disclosure under this section is unclear considering you state that your Board of Directors was "advised by management's performance of the evaluations of internal control over financial reporting," however, it does not appear that your management has included management's: report on internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. If you omitted management's report, please amend your filing to include management's report on internal control over financial reporting. Please note that the failure to perform management's assessment or failure to include management's report adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Registrant previously omitted Management’s report on internal controls over financial reporting, which has been included in the amended Form 10-K:

Re: Midnight Candle Company
June 24, 2010

Management’s Report on Internal Controls over Financial Reporting

To the Board of Directors of Midnight Candle Company:

Management of Midnight Candle Company (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and, (iii) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.  Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Company’s Board of Directors.

Based on this assessment, management determined that, as of December 31, 2009, the Company maintained ineffective internal control over financial reporting, as well as a material weakness.  Currently we do not have sufficient in-house expertise in US GAAP reporting.  Although we have not identified any material errors with our financial reporting, no assurances can be given that there are no such material errors existing.  We are continuously seeking to recruit experienced professionals to augment and upgrade our financial staff to address issues of timeliness and completeness in US GAAP financial reporting.  In addition, we do not believe we have sufficient documentation with our existing financial processes, risk assessment and internal controls.  We plan to work closely with external financial advisors to document the existing financial processes, risk assessment and internal controls systematically.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

MIDNIGHT CANDLE COMPANY

/s/  Helen C. Cary
Helen C. Cary
Chief Executive Officer

/s/  Patrick Deparini
Patrick Deparini
Principal Financial Officer
Principal Accounting Officer

Re: Midnight Candle Company
June 24, 2010

Exhibits 31.1 and 31.2

5.
Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(a) does not completely identify the correct periodic report.

Please revise in future filings. Also, for both your Form 10-K for the fiscal year ending December 31, 2009 and Form 10-Q for the quarter ending March 31, 2010, please also make sure in future filings that the certifying individual's title as principal executive officer and principal financial officer is set forth at the end of the certification.

The certifications for both Forms 10-K and 10-Q have been revised, accordingly.

Signatures, page 32

6.	We note you did not date your signature where you signed on behalf of the company. Please revise.

The signature block has been revised, accordingly.

General

The Registrant hereby acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (702) 879-8565.

Sincerely,

/s/ Patrick Deparini

Patrick Deparini
Principal Financial Officer